SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   PLACER DOME INC.

(Registrant)

                    By: /s/ Geoffrey P. Gold

Geoffrey P. Gold

                           Vice-President, Assistant Secretary

                      and Associate General Counsel

Date:  October 3, 2005

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

September 30, 2005

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of CCNMatthews, and various other news dissemination facilities and publications on September 30, 2005.

Item 4.

Summary of Material Change

Placer Dome Inc. announced that Lindsay Hall has been appointed Executive Vice-President and Chief Financial Officer of Placer Dome Inc. effective November 1, 2005.

Item 5.

Full Description of Material Change

Placer Dome Inc. announced that Lindsay Hall has been appointed Executive Vice-President and Chief Financial Officer of Placer Dome, effective November 1, 2005. Mr. Hall succeeds Rex McLennan, who departed in August 2005 to pursue other interests.

Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, a Fortune 500 energy company located in the Americas and traded on the New York Stock Exchange, culminating in the role of Vice-President and Treasurer. Mr. Hall previously held the position of Vice-President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

October 3, 2005

      /s/ Geoffrey P. Gold

Geoffrey P. Gold

                           Vice-President, Assistant Secretary

                      and Associate General Counsel

2